Exhibit 2.5

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF DESIGNATION

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF IDENTIFYSENSORS BIOLOGICS CORP.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware (“DGCL”), IdentifySensors Biologics Corp., a Delaware corporation (the “Corporation”), in accordance with the provisions of Section 103 thereof, does hereby certify that:

WHEREAS, Article IV, Paragraph A of the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) authorizes the issuance of up to 50,000,000 shares of preferred stock, par value $0.0001 per share, of the Corporation (“Preferred Stock”) in one or more series;

WHEREAS, Article IV, Paragraph B of the Certificate of Incorporation authorizes the Board of Directors of the Corporation (the “Board”), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions, and limitations of the shares of such series;

WHEREAS, on January 5, 2024, the Board adopted, executed and filed a Certificate of Designation (the “Certificate of Designation”) with the Delaware Secretary of State, thereby establishing a series of Preferred Stock that was designated as “Series A Preferred Stock” with an initial price of $4.50 per share (the “Series A Preferred Stock”);

WHEREAS, on December 20, 2024, the Board approved and adopted the following resolution (this “Certificate”) for purposes of amending Paragraph 1 titled “Designation” of the Certificate of Designation;

WHEREAS, on December 20, 2024, the holders of more than 50% of the issued and outstanding shares of Series A Preferred Stock (the “Series A Holders”), voting separately as a class, approved the following resolution to amend the Certificate of Designations for the Series A Preferred Stock.

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to the authority expressly vested in the Board and in accordance with the provisions of the Certificate of Incorporation and the DGCL, Paragraph 1 titled “Designation” of the Certificate of Designations for the Series A Preferred Stock shall, subject to approval of the Series A Holders, be amended as follows:

1. Designation. There shall be a series of Preferred Stock that shall be designated as “Series A Preferred Stock” and shall have an initial price of $4.50 per share (the “Series A Preferred Stock”) and the number of Shares constituting such series shall be 5,000,000. The rights, preferences, powers, restrictions, and limitations of the Series A Preferred Stock shall be as set forth in the Certificate of Designation filed with the Delaware Secretary of State on January 5, 2024.

2. “Liquidation Value” means, with respect to any Share on any given date, a minimum of $9.00 prior to a Liquidation event (as adjusted for any stock splits, stock dividends, recapitalizations, or similar transactions with respect to the Series A Preferred Stock).

3. Adoption and Approval. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. Effect. All other provisions of the Certificate of Designation shall remain in full force and effect.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Designation to be signed by Dr. Gregory Hummer, its Chief Executive Officer, this 20th day of December, 2024.

IdentifySensors Biologics Corp. By /s/ Dr. Gregory Hummer Name: Dr. Gregory Hummer Title: Chief Executive Officer

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